                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                       SENSORMATIC ELECTRONICS CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    817265101
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 5, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 23 Pages
                             Exhibit Index: Page 19

                                  SCHEDULE 13D

CUSIP NO. 817265101                                           PAGE 2 OF 23 PAGES


     1    Name of Reporting Person S.S. or I.R.S. Identification No. of Above
          Person

                  Quantum Industrial Partners LDC

     2    Check the Appropriate Box If a Member of a Group*  a. / /
                                                             b. /x/

     3    SEC Use Only

     4    Source of Funds*

                  WC

     5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

     6    Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

     11   Aggregate Amount Beneficially Owned by Each Reporting Person 2,841,600

     12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
          / /

     13   Percent of Class Represented By Amount in Row (11)

                                    3.90%

     14   Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 817265101                                           PAGE 3 OF 23 PAGES


1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                 QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 2,841,600
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           2,841,600

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           2,841,600

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                  3.90%

14       Type of Reporting Person*

                 IA; PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 817265101                                           PAGE 4 OF 23 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH Management, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 2,841,600
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With

                          10      Shared Dispositive Power

                                           2,841,600

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           2,841,600

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                  3.90%

14       Type of Reporting Person*

                 CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 817265101                                           PAGE 5 OF 23 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 George Soros

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                1,094,400
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 2,841,600
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  1,094,400
    With

                          10      Shared Dispositive Power
                                           2,841,600

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           3,936,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                  5.41%

14       Type of Reporting Person*

                 IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 817265101                                           PAGE 6 OF 23 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Purnendu Chatterjee

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                454,958
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 2,841,600
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  454,958
    With
                          10      Shared Dispositive Power
                                           2,841,600

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           3,296,558

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
         / /

13       Percent of Class Represented By Amount in Row (11)

                                  4.53%

14       Type of Reporting Person*

                 IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of Common Stock, $0.01 par value (the "Shares"), of Sensormatic Electronics Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 500 N.W. 12th Avenue, Deerfield Beach, Florida 33442.

ITEM 2.  IDENTITY AND BACKGROUND.

                 This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         (i)     Quantum Industrial Partners LDC ("Quantum Industrial");

         (ii)    QIH Management Investor, L.P. ("QIHMI");

         (iii)   QIH Management, Inc. ("QIH Management");

         (iv)    Mr. George Soros ("Mr. Soros"); and

         (v)     Dr. Purnendu Chatterjee ("Dr. Chatterjee").

Quantum Industrial, QIHMI, QIH Management and Mr. Soros

         Quantum Industrial is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Curacao, Netherlands Antilles. Quantum Industrial is a private investment fund which is engaged in a variety of direct and indirect investments.

         QIHMI, a Delaware limited partnership, is vested with investment discretion with respect to the portfolio assets held for the account of Quantum Industrial pursuant to a management agreement with Quantum Industrial. The principal business of QIHMI is to provide management and advisory services to, and to invest in, Quantum Industrial. QIH Management, a Delaware corporation of which Mr. Soros is the sole shareholder, is the general partner of QIHMI. The sole purpose of QIH Management is to serve as the sole general partner of QIHMI. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, New York, New York 10106. QIHMI, by reason of its investment discretion over the securities owned by Quantum Industrial, and QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial holder of securities (including the Shares) held by Quantum Industrial for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act").

         Mr. Soros is the sole shareholder and person ultimately in control of QIH Management. The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of QIH Management and Soros Fund Management ("SFM"), an investment advisory firm of which Mr. Soros is the sole proprietor. SFM's contracts with its clients generally provide that SFM is responsible for designing and implementing the client's overall investment strategy; for conducting direct portfolio management strategies to the extent SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisers who manage separate portfolios on behalf of the client; and for allocating and re-allocating the client's assets among them and itself. Mr. Soros has his principal office at 888 Seventh Avenue, New York, New York 10106. Information concerning the identity of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. Pursuant to regulations promulgated under Section 13(d) of the 1934 Act, Mr. Soros (as the sole shareholder and person ultimately in control of QIH Management) may be deemed a "beneficial owner" of securities, including the Shares, held for the account of Quantum Industrial as a result of QIH Management's position as the general partner of QIHMI.

         During the past five years, none of Quantum Industrial, QIHMI, QIH Management and Mr. Soros has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

Dr. Chatterjee

         The principal occupation of Dr. Chatterjee, a United States citizen, is as an investment manager. Dr. Chatterjee's principal business address is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Effective as of April 6, 1994, Dr. Chatterjee was appointed by QIHMI as a sub-advisor of Quantum Industrial. Pursuant to the regulations promulgated under Section 13(d) of the 1934 Act, Dr. Chatterjee as a sub-advisor of Quantum Industrial with respect to the Shares held for the account of Quantum Industrial may be deemed a "beneficial owner" of such Shares.

         Dr. Chatterjee has also provided advice to Mr. Soros relating to his personal investment in Shares.

         Dr. Chatterjee also acts as general partner of Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM"). The business purpose of CFM is to serve as the sole general partner of Winston Partners, L.P. ("Winston") and to hold certain securities. Winston is a Delaware limited partnership which is principally engaged in investing in securities. The principal office of Winston and CFM is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106. During the past five years, neither Winston nor CFM has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         On January 13, 1993, the Securities and Exchange Commission (the "Commission") filed a civil complaint in the United States District Court for the District of Massachusetts against certain defendants, including Dr. Chatterjee, wherein the Commission alleged that Dr. Chatterjee engaged in conduct in violation of, or aided and abetted certain alleged violations of, Sections 10(b) and 14(e) of the 1934 Act and certain rules promulgated thereunder. Dr. Chatterjee settled the Commission's action on the same date it was filed without admitting or denying the allegations of the complaint. Dr. Chatterjee consented to the entry of a final judgment restraining and enjoining him from inter alia, violating, or aiding and abetting violations of, Sections 10(b) and 14(e) of the 1934 Act and the rules promulgated thereunder. Dr. Chatterjee also agreed to pay a civil penalty of $643,855. During the past five years, Dr. Chatterjee, has not been convicted in any criminal proceeding.

         Pursuant to regulations promulgated under Section 13(d) of the 1934 Act, Dr. Chatterjee, as the sole general partner of CFM and the person ultimately in control of Winston, may be deemed a "beneficial owner" of securities, including the Shares, held by Winston and CFM.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         A schedule identifying all transactions in the Shares effected by each of the Reporting Persons and Winston since July 13, 1995 is included as Annex B hereto, which is incorporated by reference to this Item 3. Quantum Industrial expended $71,818,309 of its working capital, Winston expended $4,265,763 of its working capital and Mr. Soros expended $27,787,254 of his working capital to purchase the Shares which are reported on Annex B as having been purchased for the respective accounts of each of such persons during the last sixty days. All of such Shares were purchased in market transactions on the New York Stock Exchange.

         The Shares reported herein as being beneficially owned by each of the Reporting Persons may be held through margin accounts maintained for each of them with Arnhold and S. Bleichroeder, Inc. or other brokers, which extend margin credit to each party as and when required to open or carry positions in their respective margin accounts, subject to applicable Federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired all of the Shares reported herein as being beneficially owned by them for investment purposes. None of the Reporting Persons and, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Shares which may be deemed to be beneficially owned by the Reporting Persons is 4,390,958 (approximately 6.03% of the total number of Shares outstanding).

                 i) Quantum Industrial may be deemed the beneficial owner of 2,841,600 Shares (approximately 3.90% of the total number of Shares outstanding).

                 ii) QIHMI, by reason of the investment authority it shares with Dr. Chatterjee with respect to the Shares, may be deemed the beneficial owner of the 2,841,600 Shares held by Quantum Industrial.

                 iii) QIH Management, Inc., as the sole general partner of QIHMI, may be deemed the beneficial owner of the 2,841,600 Shares held by Quantum Industrial.

                 iv) Mr. Soros may be the deemed the beneficial owner of 3,936,000 Shares (approximately 5.41% of the Shares outstanding). This number includes (i) 1,094,400 Shares held by Mr. Soros personally and (ii) the 2,841,600 Shares held by Quantum Industrial for which Mr. Soros may be deemed a beneficial owner by virtue of the his position as the sole shareholder of QIH Management. Mr. Soros expressly disclaims beneficial ownership of the Shares held by Dr. Chatterjee, Winston and CFM.

                 v) Dr. Chatterjee may be deemed the beneficial owner of 3,296,558 Shares (approximately 4.53% of the Shares outstanding). This number includes: (i) 47,454 Shares owned directly by Dr. Chatterjee, (ii) 169,100 Shares held by Winston, (iii) 238,404 Shares held by CFM and (iv) 2,841,600 Shares held by Quantum Industrial. Dr. Chatterjee expressly disclaims beneficial ownership of the Shares held by Mr. Soros.

         The filing of this statement on a joint basis by Quantum Industrial, QIHMI, QIH Management, Mr. George Soros and Dr. Chatterjee shall not be construed as an admission that any of such parties is the beneficial owner of any Shares not owned directly by such party.

         (b) i) QIHMI, QIH Management, Mr. Soros and Dr. Chatterjee may be deemed to have shared voting power with respect to the 2,841,600 Shares owned by Quantum Industrial.

                 ii) Mr. Soros may be deemed to have sole voting power with respect to the 1,094,400 Shares owned directly by Mr. Soros.

                 iii) Dr. Chatterjee may be deemed to have sole voting power with respect to (i) the 47,454 Shares owned directly by Dr. Chatterjee, (ii) the 238,404 Shares held by CFM, of which Dr. Chatterjee is the sole general partner and (iii) the 169,100 Shares owned by Winston, of which CFM is the sole general partner.

         (c) Except as disclosed herein, there have been no transactions in the Shares by any of the Reporting Persons or other persons identified in response to Item 2 since July 13, 1995 (the sixty days prior to the date hereof).

         (d) i) The shareholders of Quantum Industrial have the right to participate in the receipt of dividends from, or proceeds for the sale of, the Shares held for the account of Quantum Industrial.

                 ii) Mr. Soros has the right to participate in the receipt of dividends from, or proceeds for the sale of, the Shares held for the account of Mr. Soros.

                 iii) Dr. Chatterjee has the right to participate in the receipt of dividends from, or proceeds for the sale of, the Shares held for the account of Dr. Chatterjee. The partners of CFM have the right to receive dividends from, or proceeds for the sale of, the Shares held for the account of CFM. The partners of Winston have the right to receive dividends from, or proceeds for the sale of, the Shares held for the account of Winston.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         Dr. Chatterjee has reached an understanding with Mr. Soros pursuant to which Dr. Chatterjee will furnish to Mr. Soros recommendations concerning transactions in the Shares. It is contemplated by Mr. Soros that Dr. Chatterjee will share in any profits and losses on Shares held for the account of Mr. Soros. Except as otherwise indicated above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Joint Filing Agreement, dated as of September 15, 1995 by and between Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Mr. George Soros and Dr. Purnendu Chatterjee.

         (b) Power of Attorney dated September 14, 1995 granted by Quantum Industrial Partners LDC in favor of Mr. Sean C. Warren.

         (c) Power of Attorney dated October 27, 1994 granted by Mr. George Soros in favor of Mr. Sean C. Warren.

         (d) Power of Attorney, dated May 31, 1995, granted by Purnendu Chatterjee in favor of Peter Hurwitz.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 15, 1995          QUANTUM INDUSTRIAL PARTNERS LDC

                                   By: /s/ Sean C. Warren
                                       --------------------------------------
                                       Sean C. Warren
                                       Attorney-in-Fact

Date:  September 15, 1995          QIH MANAGEMENT INVESTOR, L.P.

                                   By: QIH MANAGEMENT, INC., general partner

                                        By:   /s/ Sean C. Warren
                                            ---------------------------------
                                              Sean C. Warren
                                              Vice President

Date:  September 15, 1995          QIH MANAGEMENT, INC.

                                   By: /s/ Sean C. Warren
                                       --------------------------------------
                                       Sean C. Warren
                                       Vice President

Date:  September 15, 1995          GEORGE SOROS

                                   By: /s/ Sean C. Warren
                                       --------------------------------------
                                       Sean C. Warren
                                       Attorney-in-Fact

Date:  September 15, 1995          PURNENDU CHATTERJEE

                                   By: /s/ Peter A. Hurwitz
                                       --------------------------------------
                                       Peter A. Hurwitz
                                       Attorney-in-Fact

                                     ANNEX A

                 The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                                           Scott K. H. Bessent
                                           Walter Burlock
                                           Stanley Druckenmiller
                                           Arminio Fraga
                                           Gary Gladstein
                                           Robert K. Jermain
                                           Donald H. Krueger
                                           Elizabeth Larson
                                           Jay Misra
                                           Gabriel S. Nechamkin
                                           Steven Okin
                                           Dale Precoda
                                           Lief D. Rosenblatt
                                           Mark D. Sonnino
                                           Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                     ANNEX B

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF

                          SENSORMATIC ELECTRONICS CORP.

FOR THE ACCOUNT OF                         DATE OF PURCHASE         NATURE OF             NUMBER               PRICE
------------------                         ----------------         TRANSACTION          OF SHARES             PER SHARE
                                                                    -----------          ---------             ---------

Quantum Industrial Partners LDC                7/13/95               Purchase               114,000             26.74
                                               7/13/95               Purchase                86,000             26.44
                                               8/01/95               Purchase                 5,700             26.56
                                               8/03/95               Purchase                 5,700             26.56
                                               8/04/95               Purchase                14,800             26.53
                                               8/07/95               Purchase                30,800             26.30
                                               8/08/95               Purchase               219,300             25.68
                                               8/08/95               Purchase                 1,700             25.77
                                               8/14/95               Purchase                 3,000             26.17
                                               8/14/95               Purchase                34,000             26.31
                                               8/18/95               Purchase                17,800             28.31
                                               8/18/95               Purchase                32,000             28.27
                                               8/18/95               Purchase               213,000             27.67
                                               8/21/95               Purchase                28,400             28.19
                                               8/21/95               Purchase                21,200             28.31
                                               8/21/95               Purchase                   700             27.90
                                               8/21/95               Purchase                38,600             28.14
                                               8/22/95               Purchase                92,500             27.80
                                               8/22/95               Purchase                39,000             27.63
                                               8/23/95               Purchase                21,300             28.06
                                               8/23/95               Purchase                38,400             27.34
                                               8/23/95               Purchase               159,800             27.45
                                               8/23/95               Purchase                15,000             27.84
                                               8/24/95               Purchase                   700             27.44
                                               8/24/95               Purchase               142,000             25.78
                                               8/24/95               Purchase                28,400             25.73
                                               8/24/95               Purchase                28,400             25.50
                                               8/24/95               Purchase                71,000             25.81
                                               8/25/95               Purchase                17,800             25.19
                                               8/25/95               Purchase                43,000             24.79
                                               8/25/95               Purchase                14,200             25.06
                                               8/25/95               Purchase                78,100             25.05
                                               8/25/95               Purchase                42,600             25.20
                                               8/28/95               Purchase                18,000             24.81

Quantum Industrial Partners LDC                8/28/95               Purchase                18,000             24.81
                                               8/28/95               Purchase               107,000             24.92
                                               8/28/95               Purchase                14,200             24.43
                                               8/29/95               Purchase                32,000             24.69
                                               8/29/95               Purchase                35,500             24.56
                                               8/29/95               Purchase                14,200             24.69
                                               8/30/95               Purchase                 3,500             24.81
                                               8/30/95               Purchase                17,800             24.81
                                               8/30/95               Purchase                50,400             25.43
                                               8/30/95               Purchase                14,200             24.77
                                               8/31/95               Purchase                46,000             20.47
                                               8/31/95               Purchase                37,300             20.31
                                               8/31/95               Purchase                53,200             21.75
                                               8/31/95               Purchase                10,600             25.31
                                               8/31/95               Purchase                25,000             25.68
                                               8/31/95               Purchase                 7,100             21.65
                                               9/05/95               Purchase                23,900             22.19
                                               9/05/95               Purchase                14,200             22.50
                                               9/05/95               Purchase               142,000             22.87
                                               9/05/95               Purchase               142,000             22.63
                                               9/05/95               Purchase                 7,100             23.06
                                               9/08/95               Purchase                13,800             23.06
                                               9/13/95               Purchase                43,300             22.94
                                               9/13/95               Purchase                97,000             22.86
                                               9/13/95               Purchase               119,200             22.89
                                               9/14/95               Purchase                36,200             23.06

Winston Partners L.P.                          8/08/95               Purchase                25,800             25.68
                                               8/08/95               Purchase                   200             25.77
                                               8/14/95               Purchase                 4,000             26.31
                                               8/14/95               Purchase                   400             26.17
                                               8/18/95               Purchase                   900             28.31
                                               8/18/95               Purchase                 1,900             28.27
                                               8/18/95               Purchase                12,000             27.67
                                               8/21/95               Purchase                 1,600             28.19
                                               8/21/95               Purchase                 1,200             28.31
                                               8/21/95               Purchase                 2,200             28.14
                                               8/22/95               Purchase                 2,200             27.63
                                               8/22/95               Purchase                 5,200             27.80
                                               8/23/95               Purchase                 1,200             28.06
                                               8/23/95               Purchase                 9,000             27.45
                                               8/23/95               Purchase                   800             27.84
                                               8/23/95               Purchase                 2,200             27.34
                                               8/24/95               Purchase                 8,000             25.78
                                               8/24/95               Purchase                   100             27.44

Winston Partners, L.P.                         8/24/95               Purchase                10,000             25.73
                                               8/24/95               Purchase                 1,600             25.50
                                               8/24/95               Purchase                 4,000             25.81
                                               8/25/95               Purchase                   900             25.19
                                               8/25/95               Purchase                   800             25.06
                                               8/25/95               Purchase                 4,400             25.05
                                               8/25/95               Purchase                 2,400             25.20
                                               8/25/95               Purchase                 3,000             24.79
                                               8/28/95               Purchase                   700             24.81
                                               8/28/95               Purchase                   700             24.81
                                               8/28/95               Purchase                 5,500             24.92
                                               8/28/95               Purchase                   800             24.43
                                               8/29/95               Purchase                 1,600             24.69
                                               8/29/95               Purchase                 2,000             24.56
                                               8/29/95               Purchase                   800             24.69
                                               8/30/95               Purchase                   200             24.81
                                               8/30/95               Purchase                   900             24.81
                                               8/30/95               Purchase                 2,800             25.43
                                               8/30/95               Purchase                   800             24.77
                                               8/31/95               Purchase                   400             21.65
                                               8/31/95               Purchase                 2,800             20.47
                                               8/31/95               Purchase                 2,100             20.31
                                               8/31/95               Purchase                 3,100             21.75
                                               8/31/95               Purchase                   700             25.31
                                               8/31/95               Purchase                 1,200             25.68
                                               9/05/95               Purchase                 1,300             22.19
                                               9/05/95               Purchase                   800             22.50
                                               9/05/95               Purchase                 8,000             22.87
                                               9/05/95               Purchase                 8,000             22.63
                                               9/05/95               Purchase                   400             23.06
                                               9/08/95               Purchase                   800             23.06
                                               9/13/95               Purchase                 2,500             22.94
                                               9/13/95               Purchase                 5,500             22.87
                                               9/13/95               Purchase                 6,700             22.89
                                               9/14/95               Purchase                 2,000             23.06

George Soros                                   7/13/95               Purchase                64,000             26.44
                                               7/13/95               Purchase                86,000             26.74
                                               8/01/95               Purchase                 4,300             26.56
                                               8/03/95               Purchase                 4,300             26.56
                                               8/04/95               Purchase                11,200             25.53
                                               8/07/95               Purchase                23,200             26.30
                                               8/08/95               Purchase                77,400             25.68
                                               8/08/95               Purchase                   600             25.77
                                               8/14/95               Purchase                12,000             26.31

George Soros                                   8/14/95               Purchase                 1,100             26.17
                                               8/18/95               Purchase                 6,300             28.31
                                               8/18/95               Purchase                11,300             28.27
                                               8/18/95               Purchase                75,000             27.67
                                               8/21/95               Purchase                10,000             28.19
                                               8/21/95               Purchase                 7,400             28.31
                                               8/21/95               Purchase                13,500             28.14
                                               8/22/95               Purchase                32,600             27.80
                                               8/22/95               Purchase                13,800             27.63
                                               8/23/95               Purchase                 7,500             28.06
                                               8/23/95               Purchase                56,200             27.45
                                               8/23/95               Purchase                 5,200             27.84
                                               8/23/95               Purchase                13,600             27.34
                                               8/24/95               Purchase                50,000             25.78
                                               8/24/95               Purchase                   200             27.44
                                               8/24/95               Purchase                 1,600             25.73
                                               8/24/95               Purchase                10,000             25.50
                                               8/24/95               Purchase                25,000             25.81
                                               8/25/95               Purchase                 6,300             25.19
                                               8/25/95               Purchase                15,000             24.79
                                               8/25/95               Purchase                 5,000             25.06
                                               8/25/95               Purchase                27,500             25.05
                                               8/25/95               Purchase                15,000             25.20
                                               8/28/95               Purchase                 6,300             24.81
                                               8/28/95               Purchase                 6,300             24.81
                                               8/28/95               Purchase                37,500             24.92
                                               8/28/95               Purchase                 5,000             24.43
                                               8/29/95               Purchase                11,200             24.69
                                               8/29/95               Purchase                12,500             24.56
                                               8/29/95               Purchase                 5,000             24.69
                                               8/30/95               Purchase                 1,300             24.81
                                               8/30/95               Purchase                 6,300             24.81
                                               8/30/95               Purchase                17,800             25.43
                                               8/30/95               Purchase                 5,000             24.77
                                               8/31/95               Purchase                 2,500             21.65
George Soros                                   8/31/95               Purchase                16,200             20.47
                                               8/31/95               Purchase                13,100             20.31
                                               8/31/95               Purchase                18,700             21.75
                                               8/31/95               Purchase                 3,700             25.31
                                               8/31/95               Purchase                 8,800             25.68
                                               9/05/95               Purchase                 8,500             22.19
                                               9/05/95               Purchase                 5,000             22.50
                                               9/05/95               Purchase                50,000             22.87
                                               9/05/95               Purchase                50,000             22.63
                                               9/05/95               Purchase                 2,500             23.06

George Soros                                   9/08/95               Purchase                 4,900             23.06
                                               9/13/95               Purchase                15,200             22.94
                                               9/13/95               Purchase                34,200             22.86
                                               9/13/95               Purchase                42,000             22.89
                                               9/14/95               Purchase                12,800             23.06

                                INDEX OF EXHIBITS

EXHIBIT                                                                     PAGE
-------                                                                     ----


    (a) Joint Filing Agreement, dated as of September 15, 1995 by and between Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Mr. George Soros and Dr. Purnendu Chatterjee.

    (b) Power of Attorney dated September 14, 1995 granted by Quantum Industrial Partners LDC in favor of Mr. Sean C. Warren.

    (c) Power of Attorney dated October 27, 1994 granted by Mr. George Soros in favor of Mr. Sean C. Warren.

    (d) Power of Attorney, dated May 31, 1995, granted by Purnendu Chatterjee in favor of Peter Hurwitz.